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                              March 1, 2021

       Sharon Fima
       Chief Executive Officer
       Meat-Tech 3D Ltd.
       18 Einstein St., P.O. Box 4061
       Ness Ziona 7414001 Israel

                                                        Re: Meat-Tech 3D Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed February 18,
2021
                                                            File No. 333-253257

       Dear Mr. Fima:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed 02/18/2021

       Summary Consolidated Financial Data
       Preliminary Cash Estimate, page 13

   1. We note your disclosure of a preliminary cash and cash equivalent balance as of
                                                        December 31, 2020.
Please revise your disclosure to clarify, if accurate, that this preliminary balance
does not reflect the reduction in cash that occurred as a result of your acquisition of Peace of
Meat BV on February 10, 2012.

       Exhibit 23.1, page II-4

   2. We note your auditor has consented to their report dated January 27, 2021 with respect to your financial
statements that appear in the Form F-1. Please have your auditor revise
 Sharon Fima
Meat-Tech 3D Ltd.
March 1, 2021
Page 2
      their consent to refer to their actual report date of January 26, 2021 instead of January 27,
      2021 so that the auditor's report date referenced in the consent agrees with the auditor's report date in the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameSharon Fima
                                                             Division of
Corporation Finance
Comapany NameMeat-Tech 3D Ltd.
                                                             Office of
Manufacturing
March 1, 2021 Page 2
cc:       Brian Rosenzweig
FirstName LastName